UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D—9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Subject Company)

EMERGENT GROUP INC.

(Names of Persons Filing Statement)

Common Stock, $0.04 par value

(Title of Class of Securities)

29089V—20—3

(CUSIP Number of Class of Securities)

Bruce J. Haber

Chief Executive Officer

EMERGENT GROUP INC.

10939 Pendleton Street

Sun Valley, California 91352

(818) 394—2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven Morse, Esq.

Morse & Morse PLLC

1400 Old Country Road, Suite 302

Westbury, New York 11590

(516) 487—14446

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Emergent Group Inc. Announces Expiration of ‘Go-shop’ Period

SUN VALLEY, CA, February 28, 2011 — Emergent Group Inc. (NYSE Amex Equities: LZR), a leading provider of mobile medical lasers and surgical equipment, today announced the expiration of the 21-day “go-shop” period that is part of its definitive agreement with Universal Hospital Services, Inc. (UHS), whereby UHS will make a cash tender offer of $8.46 per share for all outstanding shares of Emergent Group, followed by a merger of Emergent Group with a wholly owned subsidiary of UHS pursuant to which the remaining Emergent Group stockholders would receive the same per share consideration as offered in the cash tender offer.

During the “go-shop” period, Emergent Group was permitted, under the terms of the definitive agreement, to initiate, solicit and encourage proposals from, and engage in discussions with, third parties related to alternate acquisition proposals for a period of 21 days which continued through February 27, 2011.  Despite these solicitation efforts, Emergent Group did not receive any alternative acquisition proposals.

The UHS tender offer is expected to commence later this week.  Assuming that UHS acquires at least 65% of the outstanding shares on a fully diluted basis, UHS intends to promptly take appropriate action to merge Emergent Group into a wholly owned UHS subsidiary. The directors and executive officers of Emergent Group, and two related family trusts, holding in the aggregate approximately 47% of the outstanding Emergent group shares, have agreed to tender their shares in the tender offer.

Emergent Group also announced today that a putative stockholders class action complaint challenging the UHS transactions was filed in the Superior Court of the State of California, County of Los Angeles, against Emergent Group, UHS and the individual members of Emergent Group’s Board of Directors.  Emergent Group believes that the lawsuit is without merit.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release is not an offer to purchase or a solicitation of an offer to sell any securities of Emergent Group Inc.  The planned tender offer by UHS for all of the outstanding shares of common stock of Emergent Group has not yet been commenced. Upon commencement of the

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tender offer, UHS will mail to Emergent Group stockholders an offer to purchase and related materials and Emergent will mail to its stockholders a solicitation/recommendation statement with respect to such tender offer.  UHS will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/ recommendation statement with the SEC on Schedule 14D-9.  Emergent Group stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  Emergent Group stockholders may obtain a free copy of these materials (when they become available) and other documents filed by UHS or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/ recommendation statement, the Schedule TO, and the Schedule 14D-9 also may be obtained (when they become available) for free by contacting the information agent for the tender offer.

About Emergent Group Inc.

Emergent Group Inc., through its wholly owned subsidiary, PRI Medical Technologies, Inc., provides mobile medical laser and surgical equipment in 16 states on a per-procedure basis to hospitals, outpatient surgery centers and physicians’ offices. Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly. PRI Medical currently offers its services in five states in the western United States and 11 states along the eastern seaboard. Emergent Group, Inc. is a member of the Russell Microcap® Index. For investor and product information, please visit Emergent Group’s website, www.emergentgroupinc.com.

Forward-Looking Statements

Statements in this news release contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. These statements are based upon management’s current expectations and are subject to uncertainty and changes in circumstances, including the risks that the proposed transactions may not be consummated, regulatory approval that may be required is not obtained on a timely basis or is obtained with unanticipated conditions, and that, as a result of continuing diligence by UHS and unanticipated future events (some of which are discussed in the Company’s most recent Annual Report on Form 10-K and subsequently filed SEC reports), the proposed per share price may be reduced. There is no assurance that any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

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Contacts:

Bruce J. Haber

Emergent Group/PRI Medical

(914) 235-5550, x. 12

bhaber@primedical.net

Thomas C. Blum

G.C. Andersen Partners, LLC

(212) 842-1608

tblum@andersenllc.com

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IMPORTANT INFORMATION AND WHERE TO FIND IT

This is not an offer to purchase or a solicitation of an offer to sell any securities of Emergent Group Inc. (“Emergent Group”).  The planned tender offer by Universal Hospital Services, Inc. (“UHS”) for all of the outstanding shares of the common stock of Emergent Group has not yet been commenced.  Upon commencement of the tender offer, UHS will mail to Emergent Group stockholders an offer to purchase and related materials and Emergent Group will mail to Emergent Group stockholders a solicitation/recommendation statement with respect to the tender offer.  UHS will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D-9.  Emergent Group stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  Emergent Group stockholders may obtain a free copy of these materials (when available) and other documents filed by UHS or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected).

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